UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40598

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__   AND ENDING __12/31/22__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Professional Broker-Dealer Financial Planning, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__1111 West Wolfensberger Road__
                              (No. and Street)

__Castle Rock__	__CO__	__80109__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Blaine Stahlman__	__3036887581__	__bstahlman@totalspeed.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Gries & Associates, LLC__
(Name – if individual, state last, first, and middle name)

__501 S. Cherry St., Ste 1100 Denver__	__CO__	__80246__
(Address)	(City)	(State)	(Zip Code)

__03/23/2021__	__6778__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blaine Stahlman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Professional Broker-Dealer Financial Planning, Inc. _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Blaine Stahlman*

Title: PRESIDENT

Diana Collins 3/30/23

Notary Public



DIANA COLLINS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184006164
MY COMMISSION EXPIRES FEBRUARY 09, 2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Gries & Associates, LLC
Certified Public Accountants
501 S. Cherry St, Ste 1100
Denver, Colorado 80246

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sharholders
Professional Broker-Dealer Financial Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance statement of financial condition of Professional Broker-Dealer Financial Planning, Inc. (the Company) as of December 31, 2022, and the related statement of operations, changes in ownership equity, and cash flows for the period then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

.

Supplemental Information

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The Accompanying information contained in the notes to the financial statements and computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Our audit procedures included determining whether the firm's financial reports reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the firm's financial reports. In forming our opinion on the firms financial reports, we evaluated whether the firm's financial reports, including its form and contend is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Company's financial reports are fairly stated, in all material respects, in relation to the financial statements as a whole.

blaze@griesandassociates.com

501 S. Cherry St, Ste 1100, Denver, Colorado 80246
(O)720-464-2875 (M)773-255-5631 (F)720-222-5846


Gries & Associates, LLC

We have served as the Company's auditor since 2022.

Denver, Colorado
March 29, 2023

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION - BALANCE SHEET
DECEMBER 31, 2022

		December 31, 2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	15,897
Total Current Assets		15,897
Total Assets	$	15,897
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Due to Registered Reps		-
Total Current Liabilities		-
Commitements and Contingencies		
Stockholders Equity		
Private Subs stock, $1 Par Value; Unlimited shares authorized		813
Retained Earnings		13,743
Net Income - Current Year		1,341
Total Stokcholders Equity		15,897
Total Liabilities and Stockholder's Equity	$	15,897

-

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022

		December 31, 2022
Cash Flows From Operating Activities		
Net Income	$	1,341
Adjustments to reconcile net gain to net cash provided by operating activites:		
Receivables from broker/dealers		-
Other receivables		-
Secruities owned, net		-
Net Payable to broker-dealer and clearing organization		-
Net Cash Provided By Operating Activities		1,341
Cash flows from Financing Activities		
Return of initital stock capital		(150,000)
Net Cash Used In Financing Activities		(150,000)
Net Increase		(148,659)
Cash Beginning Of Year		164,556
Cash End Of Year	$	15,897

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Wyoming. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")

Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Critical Audit Matters: During the period ended December 31, 2022, respectively, the auditor determined there were no critical audit matters arising from the current period's audit of the financial statements. The firm does not hold any client assets because all client assets are held by outside SEC AND/OR FINRA MEMBER FIRMS

Security Transactions: PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. (the "Company") does not hold nor carry customer accounts, does not do any clearing, and does not accept any client investment checks payable to the Company. The Company does business solely by investment company (example mutual fund) using their investment company subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds) holds all client accounts and mails all statements directly to the clients. Securities owned are valued at market value. Commission income and investment fees and expenses are recorded upon receipt. Expenses are recorded on date of occurrence.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Investor Protection Corporation: The Company is a member of the SIPC. SIPC important notice states "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation" in accordance with SEC Rule 17a-5(e)(4) states any company is required to file this report if it's total revenue is $500,000 or more. The Company's revenue was less than $500,000 and no report is required for the years ended December 31, 2022.

Income Taxes: The Company is an "S" Corporation, and as such has not provided for income taxes.

Comprehensive Income: Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statements of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2022, the Company did not have any components of comprehensive income to report.

Revenue Recognition:

Commissions: The Company receives commissions for the sale of mutual funds, insurance policies, and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Interest and Dividend Income: Interest and dividend income are recognized as earned from participation on client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contract.

Subsequent Events: The Company evaluated subsequent events through the date this filing was made available, noting no items to be reportable.

NOTE 2 – FAIR VALUE MEASUREMENT

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the

use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. Marketable securities owned consist of trading and investment securities as follows:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2022 include the following:

	Fair Value Using			Assets/Liabilities at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and Cash equivalents	$ 15,897	$ -	$ -	$ 15,897
Total Assets	$ 15,897	$ -	$ -	$ 15,897

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had capital of $14,478, which was $9,478 in excess of its required net capital of $5,000. The Company had no indebtedness of December 31, 2022. The following is a reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2022) of net capital and computation based on the audited financial statements.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Years ended December 31, 2022

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$14,478
Reconciling items	-
Net Capital	$14,478

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as originally filed as of December 31, 2022.

See the accompanying Accountants Audit Report.



Gries & Associates LLC

Gries & Associates, LLC
Certified Public Accountants
501 S. Cherry Street, Suite 1100
Denver, Colorado 80246

REPORT ON INTERNAL CONTROLS

To the Board of Directors and Stockholders
Professional Broker-Dealer Financial Planning, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Professional Broker-Dealer Financial Planning, Inc. (the Company) for the year ended December 31, 2022, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of difference required by rule 217a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to ass whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the PCAOB. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Professional Broker-Dealer Financial Planning, Inc., for the year ended December 31, 2022, and this report does not affect our report thereon dated March 29, 2023.

Due to the limited nature and small size of the Company's operations not clearing, not holding, and not carrying customer accounts, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The president (and majority shareholder) of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material

blaze@griesandassociates.com

501 S. Cherry Street, Suite 1100, Denver, Colorado 80246
(O)720-464-2875 (M)773-255-5631 (F)720-222-5846



Gries & Associates, LLC
Certified Public Accountants
501 S. Cherry Street, Suite 1100
Denver, Colorado 80246

inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2022, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Gries & Associates, LLC

Gries & Associates, LLC
March 29, 2023

blaze@griesandassociates.com

501 S. Cherry Street, Suite 1100, Denver, Colorado 80246
(O)720-464-2875 (M)773-255-5631 (F)720-222-5846